February 21, 2019

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St, 3rd Floor
Midland, TX, 79702

       Re: Ring Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2017
           Response Dated February 8, 2019
           File No. 001-36057

Dear Mr. Broaddrick:

       We have reviewed your February 8, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 26, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Reserves Quantities Information, page F-22

1. We have read your response to comment 9 and note the illustration of your proposed future disclosure does not include separate disclosure of the figures for the proved developed and proved undeveloped reserves at the beginning of the first period shown,
      e.g. December 31, 2015. Revise your proposed future disclosure to meet the requirements pursuant to FASB ASC 932-235-50-4 and the illustration in Example 1 of FASB ASC
      932-235-50-2.
2. We have read your response to comment 10 and note the illustration of your proposed future disclosure relates to the changes in the standardized measure of discounted future net cash flows pursuant to FASB ASC 932-235-35. Clarify for us that in the future you
 William R. Broaddrick
Ring Energy, Inc.
February 21, 2019
Page 2
         also intend to similarly revise your disclosure to include greater detail in the reconciliation of the changes in total proved reserves pursuant to the requirements in FASB ASC 932-
         235-50-5 and in your presentation of the changes in proved undeveloped reserves as currently provided on page 17 pursuant to the requirements in Item 1203(b) of Regulation
         S-K.
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Brad Skinner,
Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding the comments.



FirstName LastNameWilliam R. Broaddrick                         Sincerely,
Comapany NameRing Energy, Inc.
                                                                Division of
Corporation Finance
February 21, 2019 Page 2                                        Office of
Natural Resources
FirstName LastName